August 5, 2008

VIA EDGAR
---------

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Ms. Barbara C. Jacobs
      Assistant Director

Re:   Legend International Holdings, Inc.
      Post-Effective Amendment No.1 to Registration Statement on Form S-1 File No. 333-145082


Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), please consider this correspondence as an application to the Securities and Exchange Commission (the "SEC") for an order permitting Legend International Holdings, Inc., a Delaware corporation (the "Registrant'), to withdraw its Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-145082), initially filed by the Registrant on August 1, 2008 (the "P/E Amendment").

      No shares have been sold pursuant to the P/E Amendment. Such withdrawal is requested in order to respond to the Staff's comment with respect to unavailability of Rule 462(b) under the 1933 Act to register additional shares (the "Additional Shares") of common stock pursuant to the P/E Amendment. The Registrant respectfully requests that, in accordance with the provisions of Rule 477 under the 1933 Act, the SEC issue an order granting the desired withdrawal.

      The Registrant intends to file a separate registration statement with the Commission that will include the Additional Shares We request in accordance with paragraph (p) of Rule 457 pursuant to the 1933 Act, that all fees paid to the Commission in connection with the filing of the P/E Amendment be credited to our account to be offset against the filing fee for any future registration statement.



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      Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Brian Brodrick, the Registrant's outside counsel, at (212) 841-0700.

                                    Sincerely,

                                    LEGEND INTERNATIONAL HOLDINGS, INC


                                    By:    /s/ J. I. Gutnick
                                       -----------------------------------------
                                    Name:  Joseph I. Gutnick
                                    Title: President, CEO and Director